Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Andrejka Bernatova, Chief Executive Officer and Chairman of Dynamix Corporation, gave an interview with SPACInsider on September 24, 2025, which was reposted by Pubco on its X account on October 22, 2025. The following is a partial transcription of the interview:

Nick Clayton: Hello and welcome to another SPACInsider podcast, where we bring an independent eye in interviewing the target SPAC transactions and their SPAC partners. I'm Nick Clayton, and this week I sit down with serial SPAC leader Andrejka Bernatova. Andrejka is about to list her third SPAC in the past four years, with one business combination already completed and another pending. She tells us how it has been quite the ride through the last two SPAC cycles, and where she thinks SPACs at times went wrong during the last one. Right now, she is focused on completing Dynamix’s combination with crypto treasury firm The Ether Machine. She explains why her team zeroed in on Ethereum as the cryptocurrency with the most promise, and how that vision was informed by their history of dealmaking in the oil and gas SPAC. How will these crypto treasury plays continue to differentiate as they become more numerous? And what opportunities does she see around the bend for dynamics three? Take a listen. So Andrejka now moving into your third SPAC, maybe you could just walk me through a bit of your own journey before becoming a serial SPAC sponsor. You know, now that you have one deal completed, one pending, and new SPAC on file for IPO.

Andrejka Bernatova: Thanks, Nick. Well, my, you know, past over two decades of my journey really has been mostly as an operator and an investor. So that's really what I am first. And I always, by the way, keep that those in the SPAC format. So I really wouldn't although I you know, we have filed for a third vehicle now, I still consider myself mostly as an operator and investor, you know, started my career in investment banking. I was at Credit Suisse and Morgan Stanley in New York and Houston, and there I covered mostly energy and infrastructure and power related deals. And then I was an investor at Blackstone in New York investing globally. And I was also an investor at Mubadala Development Company, which is one of the sovereign wealth funds based in Abu Dhabi. And the last, you know, decade before starting our Dynamix platform, I was an operator, CFO and CEO. A number of different businesses started, some from scratch. Some of them joined at the next phase of growth, just as where they were getting ready to either go public or sell. So, you know, my hat that I have on now, you know, from my SPAC seat, Nick is really I always put myself in the seats of the operator. And would I do that deal? Is that a company that should go public and can be a high-quality public business going forward, which I think is instrumental? We can chat about it more. But I think that that view and that approach is paramount in terms of making sure that you drive actually a successful De-SPAC deal with a business that can be successful in years to come.

Nick Clayton: Yeah, and your first SPAC IPO in 2021 and ultimately closed its combination with Zeo Energy in 2024. I imagine that was quite a trip through the highs and lows of the previous SPAC cycle. Just what did you take away from those years, given that you had those highs and lows there?

Andrejka Bernatova: Yeah. So back in 2021, you know, there were about 1000 SPACs outstanding at that time. So it was definitely a challenging environment and obviously went from the highs when there were, you know, a few very successful SPACs at that time in some of the technology and renewable SPACs. And then you sort of went through the reality check. But, you know, our first SPAC, we were actually backed by a private equity fund that, you know, you've had a really good relationship with. And so it was a little bit of a different experience when you are a part of another institution. Our last SPAC was sort of a who is who where our backers on the capital side, in the industries and that we were targeting. And so a fundamentally very different structure. But, you know, a lot of lessons learned and some of them make us, you know, take a step back first and this is going to sound probably maybe controversial or negative, but I do come from Europe. So we you know, Europeans are generally a little more realistic. But you know, we fundamentally believe that. Well, it's not like we believe it's factually based. Most SPACs don't work. So, you know, the SPAC product doesn't work. Most of the time, the way I describe a SPAC product to folks who, you know, don't understand it, I know your viewers do. But, you know, it's widely misused in the same way that you can misuse debt. Right. So leverage is an extremely powerful piece of balance sheet structure that can really supercharge your business and make it much more efficient. If it's not used well, it's obviously going to run your business to the ground. This is the same for SPACs. So I think that it's an extremely powerful tool. If it's used the right way, most of the time it's not used the right way. And so the only time that we believe SPAC actually works, and those are kind of the lessons learned that we had from our first experience is the only time it does work is that you are actually merging with a company that should be public in the first place, not with a company that went through a seed round, not with a company who went through, you know, very initial rounds of funding and may or may not have a market and may or may not have a product one day, or may or may not have even revenues one day. You have to really be very thoughtful. Is this company a truly business that should be public in the first place? And then the second piece that's paramount is, is their appetite for the industry where the company is in. So, you know, if I'm pitching you an industry that's completely out of favor at that time, obviously that doesn't work. So if you have the right business in an industry where investors have appetite to invest in and you merge them together, that's where it works. And obviously there are, you know, other components into sort of the secret sauce, but those are kind of the two main components that we always go back to. Again, with having that operator mindset. On not having a financial structuring mindset. So that's probably the biggest learning sort of takeaway from our past almost five years of our journey. You have to be incredibly disciplined. Most teams don't do that, and that's how you end up in trouble.

Nick Clayton: Yeah. Well, and speaking about, you know, meeting the market where it is in terms of its own appetites, you know, flash forward to 2025. Dynamix now has announced combination with The Ether Machine, the first SPAC treasury deal to jump into Ethereum. And so there's a lot to get into this deal. But first you know, why was this the opportunity that first came up and got you to a definitive agreement?

Andrejka Bernatova: So you know, it was a opportunistic merger. So we are by sort of training energy and infrastructure, you know, sort of led team. There are a lot of similarities actually, that we saw in the digital asset SPACs and infrastructure SPACs. I mean, you know, number one, it is a capital heavy SPACs. This is not a software company where you invest $20 million and it's going to translate into $100 billion business. So that's you know, one of the underlying similarities. The second one, there's obviously a heavy technological component. The third one, you have to have a team that actually has, you know, what they are doing. Experienced team that really knows how to build businesses and run public businesses. Again, a very similar to the energy and infrastructure SPACs. But what really was interesting from our perspective looking at the crypto SPACs or digital asset SPACs was the way that that industry is changing and will even further change our life. I know we speak about this as a sort of the new internet. And when you kind of take a look back, I actually watched the old interview that David Letterman did with Bill Gates in, I think, 1995. And, you know, David Letterman says, hey, Bill, you know, what is this internet thing? You're going to be sharing information. I mean, we have news and we have radio and we have TV, and we are already sharing information. I don't know why you would need to go and type in something and share information. We already have that. And so, you know, fast forward obviously to today it's probably one of the, if not the biggest invention over the past few generations or certainly our generation. So that's the same way that when we were evaluating The Ether Machine deal, we believe it's in an industry that's going to be, you know, transformational at a at a scale that we honestly cannot even comprehend today. Right? So it will really affect your life, my life and the life of institutions. Life of my dad, who is a car mechanic in the Czech Republic, just fundamentally the way we think about trust and not only the way we transact, but the way our life is structured from healthcare to, you know, going shopping to mortgaging a house to renting a car, all that is going to be highly influenced by the digital asset SPACs to a point where we are going to look back. I don't know whether it's five years or ten years or whatever the time frame is, but we are going to look back and think back and say, why did we use, why did we have like paper contracts? Why did we use credit cards? Wasn't that crazy how we used paper to transact, and have dollars and euros and all that. So that was sort of the first for us to educate ourselves in the market and overall kind of scale and growth of the market. But the second obviously, and that was a big driving point, wrapping our head around the theme was the Genius Act. And obviously the impact it has on stablecoins was paramount. And then as a sort of consequence or in addition to that, the fact that large institutions are now embracing blockchain and stablecoins as part of their asset base and the way they transact, guys like JP Morgan, where Jamie Dimon was very much against sort of crypto for a long time. Blackrock, Deutsche Bank, Robinhood. So it's not only regulatory. It's not only market. It's not only regulatory but it's also institutional embracement of the SPACs. And then obviously the second piece and this is how we evaluate every deal. It's obviously a team that has been doing this for a decade. Those are, you know, sort of the founding fathers of the of the Ethereum SPACs. And that was very important for us. We want to have a strong team that can run a strong business going forward in a public arena, very different from a private SPACs. You know, Andrew Keys, Chairman and Co-Founder of The Ether Machine, is contributing 150,000 of Ether into the business. And so that shows an incredibly high level of conviction. And that was really important for our decision making. And it shows alignment with public investors. Right. If somebody has such a large stake in the company, they don't want to do something that is essentially killing their own business. On the contrary, they want to do something that's going to really make the business a success. So, you know, strong SPACs, strong management team, very strong alignment. And I would say from a management team perspective, you know, and this could be interesting nuance that maybe some of your listeners may not be familiar with. But when you look at some of the other digital asset companies that went public recently, there are different ways that you can go about it. Obviously we are going about it the de-SPAC manner, meaning they wanted to just run a very clean business that doesn't have liabilities. Some of the other structures are not as clean, and you may end up with liabilities of some of those vintage businesses. And also a lot of the times, or sometimes you are seeing teams that are not fully dedicated to the business, right? They have other things. They do this as a part time. And so The Ether Machine is a different case. This is a fully dedicated team to The Ether Machine, which is incredibly important to do all this stuff in-house, not outsource and really create in-house value.

Nick Clayton: Yeah, I'm really interested in your process there. Just because obviously we saw as you're mentioning a lot of these kinds of companies that have some sort of a legacy business, but they're publicly traded and therefore and then start a Treasury strategy internally. And then you had at the beginning of the summer, a few SPAC deals with Bitcoin treasury companies. Yours was the first to focus on Ethereum as a currency and kind of going in that different direction. I'm just curious how early in your process did you identify Ethereum as being kind of the opportunity you really wanted to approach it with that.

Andrejka Bernatova: Again, we come from the energy and infrastructure SPACs. And so we are used to productive assets, right. Creating, getting something out of the ground that actually creates value. And that's a connectivity that, you know, energy has to another connectivity that energy has specifically to Ethereum. So Bitcoin obviously holds value and it has its place in the world. But we like the fact that Ethereum is actually much more than just value storage. I mean it is a productive asset one it has sort of this bilateral contractual component that's really unique. And that's where we think is going to be the sort of groundbreaking value or a large scale value for everybody in the world in the next decades to come. And then the second you can actually stake it, restake it, etc.. And so it's actually a yielding productive asset from that perspective. And so when we took a step back, we decided that is the two components we like about the Ethereum ecosystem in the first place. And the second was we kind of look at it similarly to how we would look at let's say oil and gas company. Right. So as a investor you have multiple ways to play the Ethereum SPACs let's say. Right. As you do to play the oil and gas SPACs. So you can either buy a barrel of oil or you can buy ETH, right? That's kind of passive. You are just owning the assets you can buy obviously ETFs. And you know there are limitations on the ETF side as well on the on the crypto side. Or you can buy the actual business. And the business should provide more value than the actual asset or passive investments. Right. And so the business should produce more, you know, Chevron or ExxonMobil is actually producing more value than just a barrel of oil they extracted, they move it, they distribute it, they sell it. And there's a whole value change similar to what Andrew Keys and the team is doing on their side is, you know, obviously it's not just a Treasury business, right? It's not just acquisition of ETH, it's acquiring ETH. It's staking it. It's taking it the right way. It's risk taking it. It's, you know, playing a major role in the whole ecosystem of Ethereum. There are a lot of other pieces of the puzzle that come to play there. And so it is just much more than, you know, sort of passively acquiring asset or owning an asset.

Nick Clayton: Let's say you're an investor and you're looking to get exposure into this SPACs, but you probably want to stick with the same platform you have or whatever, and just sort of like, what is the kind of the real, tangible benefit here of investing into The Ether Machine rather than kind of sorting your way into crypto and some other fashion?

Andrejka Bernatova: Yeah, I think, you know, the interesting thing, Nick and i, you know, I personally am coming into this SPACs, you know, into the digital asset SPACs, you know, without that decade of experience. Right? Well, it's been an interesting and eye opening exercise for us is seeing the opportunity for investors who have their, you know, fidelity account or Robinhood account who are investing into stocks, actually having the ability to invest into a company that then gives you exposure to that cryptocurrency without having to own the currency, you know, in kind. Right. That's where I think it's a really exciting time in general in the digital asset SPACs, is this is really the the first time, you know, take away MicroStrategy. And Michael Saylor has done a tremendous job in the Bitcoin SPACs, both as a, you know, enabler to scale the Bitcoin SPACs to a level that is, you know, incredible. And a lot of, I think lessons learned from what he's done in a, you know, pristine manner. But I think that what's really exciting about the time we live in now is for regular investors to have access, you know, retail investors, institutional investors to have access to the whether it's ETH in our case or, you know, if people have other preferences, other currencies to companies that that have that exposure. But do it in a manner that's something that you're familiar with and very easily executable and having sort of the currencies in the hands of people who are experts at that. Right. So again, similar to oil and gas, do you really want to own a barrel of oil and gas of oil, or do you want to actually own Exxon. Right. Which gives you which gives you that same exposure and hopefully enhance manner. But I do think the other piece that, you know, where we are in a responsibility, partially where we are in the capital markets SPACs for digital assets is sometimes you get into industries and I will say oil and gas have certainly lived through its time where you are just a little bit of an echo chamber, right? So you are just dealing with people who are experts in the industry and you don't even realize it. And so I think it's a really An important piece of, you know, The Ether Machine journey and journey of other companies and us to educate the broader audience. You'd be really shocked how many institutions, how many ultra large family offices, how many individuals have no idea what staking means? Very basic. Right? And so like we should we need to start from the beginning, you know, and sort of explain the industry in a way where everybody can understand it. Because if people don't understand it and you get into this echo chamber of, you know, very technology heavy conversations, then you are not going to bring the customers and then you are not going to bring the investors either. So we are in a very early stages, and I would say let's, let's really take the opportunity to educate, you know, the broader audiences versus kind of being in this echo chamber here.

Nick Clayton: Yeah, definitely. And, you know, it's something that struck me as well with some of the other, as you were mentioning there, the kind of the Bitcoin treasury transactions of various forms that were happening in the first half of the year. Most of them were not saying that they were going to do anything in particular, other than hoping that their assets were going to appreciate, and you're working on various different ways of increasing value. And but it's also, you know, as you touched upon, Ethereum has a very different place in the crypto marketplace than Bitcoin in terms of the way that it's used and the way that it powers other platforms. Could you just get a bit more into that? And also, you know, some of those other dynamic differences between Bitcoin and Ethereum.

Andrejka Bernatova: Bitcoin is value storage, right? You are basically creating a seamless, more seamless transaction. Obviously it has its finite amount. And on the Ether side you can actually, you know, structure a bilateral contracts, whether it's on an institutional level or a, you know, at some point at a bilateral sort of level with you and I, you know, essentially the easy way to think about it from our sort of daily lifestyle perspective Nick, is, you know, you go to a, let's say, a restaurant and then you order, you know, you plan to order a bunch of food and drinks. And so you just open the tab at the beginning and you, you know, you order a lemonade and then you order an appetizer and main meal and desserts. And you can essentially basically structure it in a very seamless manner. And then you, you ultimately pay for the bill at the end, and then you can structure it in a way that, hey, I'm going to come every Wednesday. So every Wednesday I'm just going to kind of have all this stuff deducted, you know? So it's just a series and you don't realize. And this is just a very simple example, but we don't realize that our lives are basically daily lives are just hundreds of different contracts. Right. You're paying your gardening person or you are, you know, structuring your last will, or you go to a doctor, you go to a different kind of a doctor. And so you can disseminate different kind of information to different people. And so basically, you know, every single day you are just going to be have a seamless day because you are going to have all these bilateral contracts that are just much more easy. It creates more fluidity, but also faster transactional time. Right.

Nick Clayton: Yeah, totally. And looking at the transaction itself, the crypto SPACs, in terms of just looking at SPAC transactions broadly over the year, I mean, they seem to have almost single handedly reinvigorated this pipe market in SPACs. And so what has demand been like in terms of the discussions while you were putting this together in terms of getting, you know, investment demand, getting into the pipe? And how has that sentiment evolved as the kind of the summer has gone on?

Andrejka Bernatova: And, you know, the appetite was obviously strong given by the pricing and the quantum that we raised. You know, I would say as any other SPACs, Nic, when you look at the sort of digital asset SPACs you are going to have, I don't want to say winners and losers, but you are going to have stronger or less strong performers. And so I think that we are starting to enter the time when you are, you know, having investors probably differentiate, you know, do I want to go for XYZ company or another business. So I think the differentiation is important and it's a natural way it happens in other SPACs. So if you are, you know, bigger, if you are experienced, if you have differentiated strategy, again, not just buying, you know, a currency, but actually doing something more than that, you should, you know, there's obviously there should be differentiation for that capital. So kind of broadly, when we look at the SPACs and again when we compare it to, you know, let's say the energy SPACs, right over the past two decades, there's a lot of translation translatability from other industries that are starting to play out in the digital asset SPACs.

Andrejka Bernatova: So I think the differentiation is where, you know, we are starting to see sort of exciting time from, you know, our personal perspective. The second piece, I would say it's interesting because, you know, the digital asset SPACs has an opportunity now to really expand not only their customer base. Obviously, you know, they need you and I to actually use the product essentially. But it's an opportunity to Expand the investor group. Right. So just like in oil and gas, you sort of had the oil and gas focused investors. But you do need really the large scale generalist institutional investors to enter the SPACs to really provide the capital fuel that this, you know, extremely, you know, likely large growth arena will need. So that's where I think the exciting opportunities are, is to bring in, you know, the large scale global institutional investors to the table and educating and fueling the next phase of, you know, capital needs for the for the industry.

Nick Clayton: And so for the Ethereum machine itself, are you still open to bringing in additional Pipe investments, or are you looking at it as like we have what we want, at least through to close?

Andrejka Bernatova: Yeah, we so we just brought in a additional investor, Jeff Burns, the founder of blockchains, that he contributed another 150,000 of Ether. So that was valued at around 650 million. We announced that deal right after Labor Day weekend. So, you know, we continue to grow as, as we go along and, you know, we announce in our press release that we're looking to close in the fourth quarter of this year.

Nick Clayton: Great. And I find it interesting as well. Another detail in terms of how this transaction was structured, because I think when it comes to a lot of these, you know, treasury and crypto plays is investors are going to be very interested in essentially getting maximum exposure to the key asset for each share that they can. Either machine has, you know, as you've mentioned, pipes in both dollars and Ether, and the price has gone up for Ether since some of these, you know, as this has gone. I guess how do you continue to think about that as the company goes on beyond close and the way that it can fundraise? And what's the right mix, and how do you think about that?

Andrejka Bernatova: Yeah, I mean, again, the benefit of our structure that we hope is going to actually carry through closing. Nick is Andrew and Jeff and other, you know, some of the other large investors and obviously Andrew, who is the chairman of the business, they are very much aligned with public investors, right. So they don't want to oversaturate the business. So they want to raise capital at a point where it's dilutive to investors, which we are seeing, you know, in some of the other instances. And so there are going to be thoughtful about raising capital at the time where it's actually makes sense for them and the public investors. So that's another piece that's differentiating, I feel from, you know, some of the other players in the SPACs. And but it's important to grasp that they are very obviously aligned with the business and they're very aligned with the public investors, which is one of the biggest, you know, for us, was one of the biggest decision makers in the future. You know, you don't want to rely on the market with just tens of billions of ATM, etc.. So I think there are going to be ways that they can continue to really efficiently raise capital at scale, but not at the detriment of diluting investors. Again, we can't promise anything we you know, but again, the alignment is there at this point.

Nick Clayton: Yeah. I'm also interested in your philosophy in terms of a bit of differentiation, but also a bit of a spectrum that we see in the market with some of these companies in terms of those that are that are just sitting on the assets largely as a and hoping that they accrue value. Then you have others that are really connecting them to a suite of financial services. But then there's a certain direction you can go down that line to the point where your financial services are perhaps, you know, diluting the value of your assets and, you know, and keeping that balance correct, I guess. What do you see as being, you know, kind of the best balance for the Ethereum machine and how to think about those issues moving forward?

Andrejka Bernatova: Yeah, that's a great question. And you know, that's again, we've been saying this sort of differentiating factor, the exposure you will get through The Ether Machine is really exposure to ETH right. So there's no sort of, you know, plans now to sort of deviate in other directions. They are being very disciplined about just this is our market. This is what we understand. This is what we've been doing for a decade firsthand. You know, one of the biggest players in the Ethereum SPACs. So that's what we want to focus on. And you're right. You know, some of the companies across industries tend to, you know, go into other areas. There's an exciting shiny thing that I can buy. And then there's another thing I can product that I can add that has really not much to do with my core business. So, you know, having a pure play ETH exposure is something that, you know, is important for the management team as they are, you know, continuing to build the business. And that's where the expertise is.

Nick Clayton: And so you, as we mentioned at the top, you do have dynamics three on file to IPO. You know, I imagine already the landscape ahead of you is looking different in a lot of ways than when dynamics one IPO late last year. Even just in the terms of managing your path to IPO, how has how do you feel like the market sentiment just on this end of the IPO has, has changed? Looking to get your listing going since, say, the end of last year?

Andrejka Bernatova: Yeah, the I love the American capital market. You know it always overshoots one direction or the other. It's some people find it extremely stressful. I actually find it almost exciting and entertaining because, you know, it's going to happen. Certainly. That's you know, last year the market was not as strong last year this time. And, you know, we had really terms that we are very proud of that we came out to the market with this year. You are seeing you know, just anecdotally I have I have a number of phone calls every week of people calling me and asking me, hey, I have XYZ bank calling me that I should do a SPAC. And, you know, you kind of figure out the secret sauce, you know, tell them, educate me about SPACs. And, you know, my answer is actually my real answer is slightly different and less politically correct. I'm not going to say this on this podcast, but, basically it's SPACs is an extremely hard thing to execute in terms of whether it's harder or easier to do a SPAC. You know, in terms of a SPAC, it's, you know, we view it generally the same way because we generally look at companies who should be public in the first place. So, you know, you will get more sort of excitement even on the target level. I expect at some point where again, the companies just like in 2021, we shouldn't be public, will be looking to potentially go public. So I think what's really important for sort of this next, you know, vintage of SPACs or the current vintage of SPACs is, you know, for investors to, to be diligent and differentiating. And I know a lot of the times people say you are repeat SPAC, you know, that makes you somehow some sort of like a better, you know, a better SPAC. I actually disagree with that. I think you really need to look under the hood and see, you know, what is the quality of the team? What is the risk? What is the risk capital coming from? How is the team actually incentivized to do a high quality merger? I think that's paramount. So look at the incentives. Look at their, you know, background. You know, there are some people who had multiple SPACs and they haven't done well. You know, so does that really show that you it's a good SPAC? You know, you've had many opportunities right, to learn. So have you learned? So I would say really, you know, you had Harry you the other day on your podcast, which I really enjoyed. You know, that's you know, it's, it's that he has the secret sauce. Right. Repeatedly systematically just looking at doing a good job and creating value for investors. So I think that let's differentiate doesn't mean if you are a first time SPAC that you are worse. I mean, the likelihood is that, you know, you have higher, you know, you are going to have to learn more, right? There's just it's SPAC is such a specific product that any time that somebody tells me, oh, I know SPACs, I tell them, well, you shouldn't. If you do, then you are not like doing your job well or your family is in shambles because it is so specific that you shouldn't know that, right? And so I think that let's be diligent about again not oversaturating the market with, you know, new SPACs or SPAC mergers of companies that should not be public in the first place. It goes back to the basics. So scrutinize the team, see how they are positioned, see if this is their side hustle, or if this is actually what they really devote their time to. You know, we always say we eat what we kill. You know, we are not retired in the Bahamas. We have to create value for investors. Plus we are going to be here, you know, as people in business for a long period of time. And so we want to make sure that we don't, you know, do something that really is going to ruin our reputation. And honestly, Nick, it's I always go to the basics and I hope that everybody does that. But my duty is to my investors and it's both to my risk capital investors and my public investors. And every decision I make, no matter how small it is and the way that we actually did our last pack. Dynamics two technically, everything I did from the beginning, the way that I structured, you know, we structured our risk capital group who was going to be in the risk capital group. You know how we are structuring our team, how we are running our process, who are our advisors, how they are engaged with us. Every single step of the journey was probably more painful, and we created that pain for ourselves. But we did it because we wanted to make sure that it positions us well to deliver value for public and private investors. Simple as that.

Nick Clayton: No and so now as you're looking forward at the market, we're trying to get dynamics three out there. I'm not going to ask you to tip your hand on any favorite areas too much. But what excites you about what you're seeing out in the market in terms of the broader macro changes that you might be welcoming to another deal?

Andrejka Bernatova: So our Dynamix three SPAC is on file and your listeners can review the filing. So I cannot make any comments in relation to Dynamix three. We are like I said, we are energy and infrastructure folks. We have been for the past two decades. And so our expertise is fueling next generation of infrastructure and consumers from AI to new industrials to onshoring, etc.. So those are really interesting industries. Those are industries that are very serious industries. I always say this to folks, if you don't do something correctly, people may be hurt or they will die. You know what we've been saying, and we are saying it firsthand, is, you know, AI essentially is fueled by two sectors or AI growth. And by the way, there are a lot of skeptics about AI. I'm already addicted to AI. You know, my kids are and I you can either embrace it or you can try to fight it. But, you know, at the end of the day, we all know it's probably going to be part of our lives and to level that, we don't probably even understand, similar to the crypto SPACs. But at the end of the day, the AI growth is being fueled or constrained, depending which way you look at it, by energy and power. And two is the trust level, which is again, which is coming from the digital assets, right? Ethereum, etc.. And so we happen to be in both of those markets, which is very unique. And we like, you know, being in that direction. So connecting essentially the hyperscale growth to both of those markets. And we think there are just really tremendous opportunities there. But a lot of hard work and rolling up sleeves and teams that know what they are doing and real companies that have real projects, real contracts generate EBITDA and cash flow, etc.. And so that's kind of our bread and butter in general. That's the industry we've been in. And it's just shifting to fuel different customer base.

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

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